May 27, 2010
Ms. Chambre Malone
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	The Stanley Works, Inc.
Form 10-K for the fiscal year ended January 2, 2010
Filed February 22, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2010
File No. 001-5224
Dear Ms. Malone:
The following is in response to your letter dated May 21, 2010 and comments pertaining to our Definitive Proxy Statement on Schedule 14A filed April 26, 2010.
Definitive Proxy Statement on Schedule 14A
General
1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
In preparing the Company’s Proxy Statement, members of management considered the disclosure requirements set forth in Item 402(s) of Regulation S-K and discussed the requirements with Watson Wyatt (now Towers Watson), the Compensation Committee’s independent compensation consultant. Based on this review, the Company concluded that the Company’s compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company and, therefore, that no disclosure was required. This conclusion was based on the following considerations:
The incentive compensation programs applicable to members of management are the Management Incentive Compensation Plan described in the Proxy Statement at pages 17-18 (“MICP”) and the Long-Term Incentives described at pages 18-21.

As discussed in the Proxy Statement, under the MICP, each participant has an opportunity to earn a threshold, target or maximum bonus amount that is contingent on achieving established performance goals. For 2009, the corporate goals consisted of earnings per diluted share (“EPS”) and a cash flow multiple (operating cash flow less capital expenditures divided by net earnings); divisional managers had additional performance goals with respect to divisional operating margin and working capital management, each of which had been deemed by the Compensation Committee to be an important measure of divisional contribution to overall corporate success. Further, achievement of corporate goals and divisional goals are weighted equally in determining bonuses, making it unlikely any employee or group of employees would pursue achievement of divisional goals in a manner that would have an adverse impact on the overall corporate goals. While managers other than named executive officers might have individual performance goal targets as a component of their MICP award as well, achievement of individual goals would account for only a small percentage of the total bonus opportunity, making it unlikely that any individual would pursue achievement of an individual goal in a manner that would jeopardize performance of his or her division as a whole or the company as a whole.
The Company’s Long Term Incentive programs similarly are not likely to create risks that are reasonably likely to have a material adverse effect on the Company. As discussed in the Proxy Statement, there are two elements to the Company’s long term incentive programs: (i) grants of stock options and/or restricted stock units that vest over time (typically four years) and (ii) grants of restricted stock units that vest based on performance over a specified period of time (typically 2-1/2 to 3 years). The time-vesting restricted stock and stock option grants align recipients’ interests with those of the Company’s shareholders in maintaining or increasing share value, making it unlikely that award recipients will pursue behaviors that create a material risk to the Company. Performance based RSU grants generally are earned based on achievement of corporate performance goals. In periods prior to the 2009-2011 performance period, one half of the award was contingent on achieving stated levels in EPS and one half was based on targets relating to return on capital employed (“ROCE”). Beginning with the 2009-2011 performance period, the Company added a third goal, total shareholder return relative to a peer group (“TSR”). As noted in the Proxy Statement, the Company believes that measuring performance between EPS and ROCE provided appropriate incentives for management to optimize the principal financial drivers that generate shareholder return and reinforces the Company’s quest for continued growth; adding TSR as a performance measure encourages management to continuously benchmark Company performance against that of a broadly defined group of comparable companies, further supporting the Company’s quest for growth. In addition, the Compensation Committee retains the discretion to adjust the manner in which EPS and ROCE are determined at the end of each performance cycle to take into account certain non-recurring events (such as significant acquisitions or divestitures). This discretion is permitted in order to ensure that results are comparable to the originally established targets; it also has the effect of eliminating any incentive to take a particular action in order to increase the bonus that would be distributed at the end of the applicable performance period.

As discussed in the Proxy Statement, the Company may occasionally grant long term incentive awards to employees to encourage them to reach goals different from those above, such as the working capital turns and inventory turns objectives that were established for the Special Bonus Program that was approved by the Compensation Committee in 2007. Typically, such programs are designed to incentivize employees to improve the overall performance of the Company, or a particular business, by requiring improvement in processes and, as such, are unlikely to encourage behavior that would have a material adverse effect on the Company.
Other incentive programs that may be available are common in companies in durable goods and services businesses, such as commissions on sales for sales representatives. None of these programs account for a significant percentage of the relevant business unit’s revenues, and no one business unit carries a significant portion of the Company’s risk profile.
Based on all of the above, the Company does not believe its compensation policies and practices for its employees are reasonably likely to have an adverse effect on the Company. As noted in the Proxy Statement, the Company is in the process of reviewing its compensation programs and philosophy in light of the Black & Decker Merger to ensure that the programs and philosophy are appropriately adjusted to reflect changes in the size, organizational structure, business strategies and long term and short term goals of the Company, as well as other relevant factors, resulting from the transition. In preparing its proxy statement for its 2011 Annual Meeting, the Company will consider whether, as a result of any changes that are made, disclosure under Regulation S-K Item 402(s) is required.
Compensation Discussion and Analysis, page 14
Awards under MICP for 2009, page 18
2. We note your disclosure in the second paragraph regarding your achievements with respect to the maximum EPS and cash flow goals. In future filings, please also disclose the threshold and target EPS and cash flow goals.
Response: The Company will include the requested information in future filings.
Awards under MICP for 2009, page 18
3. In future filings, please either disclose the target bonus opportunity for each named executive officer in this section or insert a cross-reference to your disclosure in the Grants of Plan Based Awards Table 2009 Grants.
Response: The Company will include the requested cross-reference in future filings.

Role of Consultants, page 23
3. We note that Watson Wyatt provided executive compensation consulting services to the Compensation Committee. In future filings, please disclose whether your decision to engage Watson Wyatt for consulting and actuarial services was made or recommended by management, and whether the compensation committee or the board approved such other services of the compensation consultant. See Item 407(e)(3)(iii)(A) of Regulation S-K.
Response: The Company will include the requested disclosure in future filings.
Termination Provisions Summary Tables, pages 40-43
3. In future filings, please provide totals for each column
Response: The Company will include the requested disclosure in future filings.
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We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions pertaining to the foregoing, please feel free to contact me or Jocelyn Belisle, Chief Accounting Officer at (860) 827-3858 or (860) 827- 3969, respectively.

Sincerely,

/s/ Donald Allan Jr.
Donald Allan Jr. Senior Vice President and Chief Financial Officer